Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

DME Innovations, Inc.
3915 Falcon St
San Diego, CA 92103
https://myuplyft.com

Up to $618,000.00 Convertible Promissory Note.
Minimum Target Amount: $20,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: DME Innovations, Inc.
Address: 3915 Falcon St, San Diego, CA 92103
State of Incorporation: CA
Date Incorporated: February 09, 2016

Terms:

Convertible Promissory Note

Offering Minimum: $20,000.00 of Convertible Promissory Note.
Offering Maximum: $618,000.00 of Convertible Promissory Note.
Type of Security Offered: Convertible Promissory Note.
Note converts to Crowdfunding stock when the company raises $1,000,000.00 in a qualified equity financing.
Maturity Date: October 27, 2027
Valuation Cap: $19,803,150.00
Discount: 30.0%
Annual Interest Rate: 8.0%
Minimum Investment Amount (per investor): $500.00

Terms of the underlying Security

Underlying Security Name: Crowdfunding stock

Voting Rights:
Non-voting, except as required by law

Other Material Rights:

Same class and series of equity securities to be offered in the next Qualified Financing. See the Company's Securities section of the Offering Memorandum and Exhibit F for information on the authorized equity classes' voting rights.

*Bonus discount subject to adjustment of bonus discounts for StartEngine noteholders. See discount bonus below.

Investment Incentives & Bonuses*

Loyalty Bonus | An additional 10% to the base discount rate

Receive an additional 10% to the base discount rate in UpLyft's current offering on StartEngine if you've (i) previously invested in this issuer, or (ii) have previously purchased UpLyft as a customer. Note: Loyalty Bonus is awarded via investor email address and investors who qualify for this bonus in multiple ways will only receive a maximum 10% to the base discount rate.

Time-Based Perks

Super Early Bird: First 7 days | $1,000+ 3% addition to the base discount rate

Super Early Bird: First 7 days | $2,500+ 4% addition to the base discount rate

Early Bird: Days 8 to 30 | $1,000+ 2% addition to the base discount rate

Early Bird: Days 8 to 30 | $2,500+ 3% addition to the base discount rate

Flash Perk: Days 45 to 50 | $2,500+ 3% addition to the base discount rate

A time-based perk can only be earned for a subscription amount made by the time-based perk deadline. Time-based perks can not be stacked, only a single time-based perk can be earned by an individual.

Volume-Based Perks

Bronze | $5,000+ - 5% off UpLyft order + 1% addition to the base discount rate

Silver | $10,000+ - 10% off UpLyft order + 2% addition to the base discount rate

Gold | $20,000+ - 12% off UpLyft order + priority fulfillment + 3% addition to the base discount rate

Diamond | $50,000+ - 15% off UpLyft order + priority fulfillment + dinner with CEO + 4% addition to the base discount rate

Platinum | $100,000+ - 20% off UpLyft order + priority fulfillment + dinner with CEO + 5% addition to the base discount rate

Please note, multiple investments from different individuals in the Offering cannot be combined to qualify for a larger volume-based perk. Perks will be issued to the named investor at the address and email provided during the investor's subscription.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus discounts from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. The discounted subscription months begin after the close of the offering and must be used consecutively.

Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

DME Innovations, Inc (dba Uplyft) will offer 10% additional discount bonus for all investments that are committed by investors that are eligible for the StartEngine Venture Club bonus.

Eligible StartEngine noteholders will receive a 10% bonus discount on the note in this Offering.. For example, this would mean your discount percentage would be 30% instead of 20%.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

DME Innovations Inc. dba UpLyft (or the "Company") is a medical device company that has developed a seated self-transfer system designed to move individuals between a bed and a wheelchair. The Company's business model focuses on both direct-to-consumer sales and business-to-business distribution to healthcare facilities, including hospitals, assisted living centers, rehabilitation clinics, and the U.S. Department of Veterans Affairs. UpLyft's patented technology is offered in two main configurations: the Self-Transfer System, which uses an overhead gantry to enable wheelchair users to move themselves independently between bed and wheelchair, and the Assisted Transfer System, which uses a portable gantry operated by a caregiver. While the Self-Transfer System can be used in institutional settings, our primary institutional focus is on the Assisted Transfer System, as its portability allows one unit to serve multiple patients and rooms—maximizing utility and reducing cost for facilities. Both systems require zero physical force for lifting, reducing the risk of injury during transfer.

The product is sold nationwide through a certified dealer network, direct sales, and partnerships, and is supported by leasing options, service plans, and accessories that create recurring revenue.

The Company owns 16 patents, including 3 U.S. and 13 international patents, covering both utility and design aspects of its technology. These patents are 100% owned by UpLyft, royalty-free, and include innovations such as articulating concepts, actuation and locking mechanisms, external design elements, and specialized finger panels.

Competitors and Industry

Industry

UpLyft operates within the $188.68 billion U.S. medical devices market (figure as of 2024), specifically serving the patient transfer equipment segment. This market addresses the needs of millions of individuals with mobility challenges and the healthcare facilities that care for them. The Company believe its solution also aligns with broader industry trends toward patient independence, caregiver safety, and reduced healthcare costs from injury-related workers' compensation claims.

Competition

The Company's primary competitors include traditional patient transfer systems such as fabric slings, lifting belts, sit-to-stand lifts, and scissor lifts. These solutions typically require caregiver assistance, are time-consuming, and carry a high risk of injury. Unlike these options, UpLyft is designed to offer a two-minute self-transfer process, enhanced comfort, and injury reduction capabilities, which we feel positions it as a unique and disruptive product in the market.

Current Stage and Roadmap

Current Stage

UpLyft's products are commercially available and generating revenue, with $3.11 million in sales and pipeline. The Company has completed multiple sold-out production runs, established nationwide distribution, and is scaling manufacturing capacity with the goal to support over 5,000 units annually.

Future Roadmap

The Company's future plans include expanding sales in the top 10 major U.S. cities and nationwide through its dealer network, pursuing Medicare and private payor reimbursement, and continuing to scale production to meet growing demand. UpLyft also aims to enhance recurring revenue streams through additional service plans, accessories, and IoT integrations, while exploring potential strategic partnerships opportunities with leading medical device companies.

The Team

Officers and Directors

Name: Craig Howard Misrach

Craig Howard Misrach's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: President, CEO, Principal Accounting Officer, Board Member
  Dates of Service: January, 2020 - Present
  Responsibilities: Capital raising, executive leadership, strategy, and operational growth of the business.

Name: Rajit Malhotra

Rajit Malhotra's current primary role is with August Holding. Rajit Malhotra currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Executive Chairman of the Board
  Dates of Service: July, 2020 - Present
  Responsibilities: In addition to being the largest institutional investor in UpLyft, acts as a primary liaison to CEO for executing capital formation and operational strategy initiatives of the organization.

Other business experience in the past three years:

- Employer: August Holding
  Title: Senior Advisor
  Dates of Service: August, 1994 - Present
  Responsibilities: August Holding is a third generation family office with a diversified set of investment holdings and specialized concentration in healthcare. Rajit manages the portfolio of private investments.

Other business experience in the past three years:

- Employer: Dyve Biosciences
  Title: Chairman of the Board
  Dates of Service: July, 2017 - Present
  Responsibilities: Overseeing strategic direction and governance, including prioritization of pipeline development and financing decisions

Other business experience in the past three years:

- Employer: Innovative Health Diagnostics
  Title: Member of the Board of Directors
  Dates of Service: May, 2021 - Present
  Responsibilities: Advising on diagnostic business strategy, partnerships, and regulatory or litigation risk oversight

Other business experience in the past three years:

- Employer: Truentity Health
  Title: Member of the Board of Directors
  Dates of Service: May, 2021 - Present
  Responsibilities: Guiding company growth in digital health, especially in medication reconciliation and clinical operations scaling

Other business experience in the past three years:

- Employer: Vegolution India Private Limited
  Title: Member of the Board of Directors
  Dates of Service: June, 2019 - Present
  Responsibilities: Providing strategic oversight on product development, market expansion, and operational execution in food/plant-based nutrition

Other business experience in the past three years:

- Employer: UCLA Technology Development Group
  Title: Board Member, Chair of the Litigation & Audit Committee
  Dates of Service: January, 2017 - Present
  Responsibilities: Leading oversight of risk, audit, compliance, and intellectual property litigation matters for the UCLA innovation commercialization arm

Other business experience in the past three years:

- Employer: McKinsey & Company
  Title: Senior Advisor
  Dates of Service: November, 2022 - Present
  Responsibilities: Advising on healthcare, biotech, and strategy matters leveraging decades of consulting and industry experience

Name: Todd Alexander Simson

Todd Alexander Simson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: VP Engineering, Board Member
  Dates of Service: February, 2016 - Present
  Responsibilities: Oversees all technical aspects of product development, R&D, manufacturing communications, and service/maintenance of the device.

Name: Valentin Vasile Filip

Valentin Vasile Filip's current primary role is with Fortech Investments (Romania). Valentin Vasile Filip currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: November, 2024 - Present
  Responsibilities: In addition to providing corporate venture capital to the organization, provides an institutional investor mindset for the benefit of the CEO as strategic priorities grow and evolve from an early-stage R&D company to a global commercial sales, distribution, and marketing business. A liaison to help with European sales and distribution expansion via Fortech's headquarters in Eastern Europe.

Other business experience in the past three years:

- Employer: Fortech Investments (Romania)
  Title: Managing Partner
  Dates of Service: January, 2021 - Present
  Responsibilities: Valentin leads the Fortech fund that focuses on supporting and investing in technology startups that impact domains such as healthcare, manufacturing, and finance. Through partnerships with angel networks and other VCs, Fortech Investments aims to be a European investment leader in U.S. based companies that aim to expand

operations into Europe and internationally.

Name: Robert William Assenmacher

Robert William Assenmacher's current primary role is with Mach Ventures LLC. Robert William Assenmacher currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: December, 2024 - Present
  Responsibilities: In addition to providing family office investment capital to the business, is a board member with a focus on manufacturing, accounting/finance, and business strategy

Other business experience in the past three years:

- Employer: Holisticly Technologies
  Title: Board of Director
  Dates of Service: January, 2022 - Present
  Responsibilities: Board of Director and Investor

Other business experience in the past three years:

- Employer: Stacc Sourcing
  Title: Board of Director
  Dates of Service: January, 2022 - Present
  Responsibilities: Board of Director and Investor

Other business experience in the past three years:

- Employer: Mach Ventures LLC
  Title: CEO & Managing Principal
  Dates of Service: December, 2021 - Present
  Responsibilities: Executive leadership, corporate strategy, client management, venture analysis, team management, and internal operations.

Other business experience in the past three years:

- Employer: Kai Lani Capital LLC
  Title: Principal
  Dates of Service: January, 2020 - Present
  Responsibilities: Executive leadership, advisory services, compliance and risk management, transactions, business support.

Other business experience in the past three years:

- Employer: Mavericks Manufacturing Partners
  Title: Member Board of Directors
  Dates of Service: July, 2025 - Present
  Responsibilities: Board of Director and Investor

Other business experience in the past three years:

- Employer: SolaVieve
  Title: Member Board of Directors
  Dates of Service: January, 2022 - Present
  Responsibilities: Board of Director and Investor

Other business experience in the past three years:

- Employer: CAID Industries, Inc., Division of Samuel, Son & Co. USA

Title: Member Board of Directors
Dates of Service: July, 2013 - June, 2022
Responsibilities: Board of Director and Investor

Other business experience in the past three years:

- Employer: Missouri Metals, Samuel, Son & Co. USA
  Title: Group President
  Dates of Service: January, 2021 - May, 2022
  Responsibilities: Executive leadership, setting the strategic direction and vision of the company, driving innovation, while ensuring that all operations align.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Convertible Promissory Note in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Convertible Promissory Note we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
DME Innovations, Inc (dba Uplyft) was formed on 02/09/2016. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. DME Innovations, Inc (dba Uplyft) has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

The Convertible Promissory Notes have no rights to vote unless converted to voting stock of the Company
The Convertible Promissory Notes have no voting rights. This means you are trusting in management's discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment. Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock. This liquidation preference is paid if the amount a holder of Preferred Stock would receive under the liquidation preference is greater than the amount such holder would have received if such holder's shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and Preferred Stockholder of the Company will be paid out. If there is any cash remaining, then the Common stockholders will be paid.

We are an early stage company operating in a highly competitive industry
The Company operates in an industry with a lot of competition from both startups and established companies. As other companies enter the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the

future.

We have pending patent approvals that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Pending Litigation Involving a Director
A director of the Company, Rajit Malhotra, also serves as Chairman of the Board of Innovative Health Diagnostics ("IHD"). On January 29, 2025, Primex Clinical Laboratories, Inc. filed a civil lawsuit in the Superior Court of California, County of Orange against IHD, Mr. Malhotra, and others, alleging intentional interference with contractual relations and prospective economic advantage, misappropriation of trade secrets, aiding and abetting breach of fiduciary duty, and unfair competition. Mr. Malhotra denies the allegations, stating that he had no day-to-day operational role at IHD and that IHD's management, following an internal review with counsel, found no merit to the claims. The case against Mr. Malhotra is stayed pending arbitration of the substance of the claims against the IHD employees involved in the allegations.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Anton and Constance Simson Revocable Trust dated September 1, 2020	6,400,000	Common Stock	26.505%

The Company's Securities

The Company has authorized SE Convertible Note Series 2025 - CF, Common Stock, Series Seed 2x Preferred Stock, Series Seed Preferred Stock, Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock, and UpLyft Convertible Debt 2025.

SE Convertible Note Series 2025 - CF

The security will convert into Preferred stock and the terms of the SE Convertible Note Series 2025 - CF are outlined below:

Amount outstanding: $0.00
Maturity Date: October 27, 2027
Interest Rate: 8.0%
Discount Rate: 30.0%
Valuation Cap: $19,803,150.00
Conversion Trigger: Automatic conversion upon a Qualified Financing of at least $1 million in gross proceeds (excluding conversion of the Notes), into the same class or series of equity issued in that financing.

Material Rights

Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells equity securities to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions resulting in gross proceeds to the Company of at least $1,000,000 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then the outstanding principal and unpaid accrued interest under this Note shall automatically convert into the same class and series of equity securities issued in the Qualified Financing, at a conversion price equal to the lesser of: (i) 70% of the per share price paid by the Equity Investors in the Qualified Financing or (ii) the price equal to the quotient of $19,803,150 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of common stock based on a pre-money valuation of $19,803,150.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

Maturity. Unless this Note has been previously converted in a Qualified Financing or upon a Sale of the Company, the outstanding principal and unpaid interest shall become due and payable on the Maturity Date.

Priority. The Company currently has secured loans outstanding. Secured creditors are entitled to be paid from their collateral before payment to unsecured creditors and equity holders. Repayment or conversion of the SE Convertible Note Series 2025 – CF is subject to the rights of these secured creditors, and in a liquidation, there may be no assets available to repay unsecured notes or equity. We are not asserting a priority order between secured creditors. Please see the Indebtedness section of the Form C for further information.

Common Stock

The amount of security authorized is 27,721,934 with a total of 10,050,000 outstanding.

Voting Rights

1 vote per share

Material Rights

There are no material rights associated with Common Stock.

Series Seed 2x Preferred Stock

The amount of security authorized is 2,918,026 with a total of 1,945,348 outstanding.

Voting Rights

Holders of Preferred Stock will vote together with the holders of Common Stock as a single class on an as-converted basis.

Material Rights

Liquidation rights and Preferences

Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, before any payment is made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its shareholders, an amount per share equal to the greater of (a) two (2) times the applicable Original Issue Price for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock immediately before such liquidation, dissolution or winding up or Deemed Liquidation Event.

Dividend rights

The Corporation will declare all dividends pro rata on Common Stock and Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder.

Series Seed Preferred Stock

The amount of security authorized is 4,508,077 with a total of 1,106,828 outstanding.

Voting Rights

Holders of Preferred Stock will vote together with the holders of Common Stock as a single class on an as-converted basis.

Material Rights

Liquidation rights and Preferences

Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, before any payment is made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its shareholders, an amount per share equal to the greater of (a) the applicable Original Issue Price for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock immediately before such liquidation, dissolution or winding up or Deemed Liquidation Event.

Dividend rights

The Corporation will declare all dividends pro rata on Common Stock and Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder.

Series Seed-1 Preferred Stock

The amount of security authorized is 450,000 with a total of 450,000 outstanding.

Voting Rights

Holders of Preferred Stock will vote together with the holders of Common Stock as a single class on an as-converted basis.

Material Rights

Liquidation rights and Preferences

Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, before any payment is made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its shareholders, an amount per share equal to the greater of (a) the applicable Original Issue Price for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock immediately before such liquidation, dissolution or winding up or Deemed Liquidation Event.

Dividend rights

The Corporation will declare all dividends pro rata on Common Stock and Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder.

Series Seed-2 Preferred Stock

The amount of security authorized is 2,275,009 with a total of 2,166,676 outstanding.

Voting Rights

Holders of Preferred Stock will vote together with the holders of Common Stock as a single class on an as-converted basis.

Material Rights

Liquidation rights and Preferences

Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, before any payment is made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its shareholders, an amount per share equal to the greater of (a) the applicable Original Issue Price for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock immediately before such liquidation, dissolution or winding up or Deemed Liquidation Event.

Dividend rights

The Corporation will declare all dividends pro rata on Common Stock and Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder.

Series Seed-3 Preferred Stock

The amount of security authorized is 1,388,600 with a total of 1,322,477 outstanding.

Voting Rights

Holders of Preferred Stock will vote together with the holders of Common Stock as a single class on an as-converted basis.

Material Rights

Liquidation rights and Preferences

Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, before any payment is made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its shareholders, an amount per share equal to the greater of (a) the applicable Original Issue Price for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock immediately before such liquidation, dissolution or winding up or Deemed Liquidation Event.

Dividend rights

The Corporation will declare all dividends pro rata on Common Stock and Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder.

UpLyft Convertible Debt 2025

The security will convert into Preferred stock and the terms of the UpLyft Convertible Debt 2025 are outlined below:

Amount outstanding: $752,242.00
Maturity Date: February 21, 2027
Interest Rate: 8.0%
Discount Rate: 30.0%
Valuation Cap: $19,803,150.00
Conversion Trigger: Automatic upon a Qualified Financing of at least $1 million in gross proceeds (including conversion of notes), into the same class or series of equity issued in that financing, or at Holder's election.

Material Rights

There are no material rights associated with UpLyft Convertible Debt 2025.

What it means to be a minority holder

As holder of Convertible Notes purchased in this offering, you will have no voting rights with the Company. In the event your notes convert to equity, you will be a minority holder, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: Convertible Note
  Final amount sold: $752,242.00
  Use of proceeds: 14% S&M, 29% G&A, 57% R&D
  Date: August 01, 2025
  Offering exemption relied upon: 506(b)

- Name: Series Seed 2X Preferred Stock
  Type of security sold: Equity
  Final amount sold: $1,411,159.00
  Number of Securities Sold: 1,945,348
  Use of proceeds: 28% S&M, 33% G&A, 32% R&D, 7% Inventory
  Date: October 31, 2024
  Offering exemption relied upon: Section 4(a)(2)

- Name: Series Seed Preferred Stock
  Type of security sold: Equity
  Final amount sold: $802,899.00
  Number of Securities Sold: 1,106,828
  Use of proceeds: 21% S&M, 39% G&A, 10% R&D, 30% Inventory
  Date: December 07, 2023
  Offering exemption relied upon: Section 4(a)(2)

- Name: Series Seed-3 Preferred Stock
  Type of security sold: Equity
  Final amount sold: $767,464.00
  Number of Securities Sold: 1,322,477
  Use of proceeds: 14% S&M, 29% G&A, 57% R&D
  Date: July 13, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $100,000.00
  Use of proceeds: 14% S&M, 29% G&A, 57% R&D
  Date: November 16, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

<u>Revenue</u>

Revenue for fiscal year 2023 was $290,487 compared to $368,709 in fiscal year 2024.

Revenues increased in 2024 due to an increase in manufacturing capacity, increasing average sales price on unit sales, and higher sales volumes of UpLyft.

<u>Cost of Sales</u>

Cost of Sales for fiscal year 2023 was $297,989 compared to $322,151 in fiscal year 2024.

Due to higher sales volumes combined with a lower cost of goods per unit.

<u>Gross Margins</u>

Gross margins for fiscal year 2023 were $(7,502) compared to $46,558 in fiscal year 2024.

Higher gross margins are due to a combination of a higher sales price and lower cost of goods per unit.

Expenses

Expenses for fiscal year 2023 were $881,426 compared to $1,540,265 in fiscal year 2024.

Expenses increased by $658,839 due predominately from approximately $350,000 of one-time non-recurring engineering expenses incurred by the Company's previous contract manufacturer. Additionally, marketing expenses increased by approximately $119,000 associated with marketing equipment costs associated with the Company's sale-lease-back program with Kineo Finance. Also, the $160,215 increased expenses for General and Administrative is due to personnel headcount and legal costs.

Historical results and cash flows:

The Company is currently in the growth stage and revenue generating. We are of the opinion the historical cash flows may not be indicative of the revenue and cash flows expected for the future because we are transitioning from early commercialization into broader institutional adoption, which we expect to meaningfully increase volumes and improve margins. Past cash was primarily generated through unit sales, leases, and equity investments. Our goal is to accelerate revenue growth through expanded dealer distribution, healthcare facility adoption, and VA/government contracts. Because the Company has historically relied on early sales and equity financing, management believes future cash flows are expected to be stronger, more recurring, and representative of scaled production and multi-channel sales.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of October 23, 2025, the Company has capital resources of $284,581 in cash on hand, ongoing equity investment proceeds received from the Company's 2025 Convertible Debt Offering, revenue and cash flows from sales and inventory, and a sale-lease-back line of credit agreement of approximately $8.5M in remaining capacity from Kineo Finance, LLC.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We do not believe the funds of this campaign are critical to our company operations. These funds are an adjunct to existing capital resources on hand aimed at supporting manufacturing runs, inventory fulfillment, and sales channel expansion, which are critical to scaling revenues and meeting backlog demand.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We do not believe the funds from this campaign are necessary regarding the viability of the Company. Of the total funds that our Company has available via cash on hand, available credit facilities, and revenues and cash flows from sales activities, less than 8% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal ($618,000).

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The crowdfunding minimum of $20,000 is arbitrarily set and represents a modest fraction of our monthly burn rate of $75,000 per month. The company will be able to continue operating and has ongoing cash flows from its revenue and sales activities and an $8.5M unused line of credit with Kineo Finance, LLC.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount ($618,000), we anticipate the Company will be able to operate for at least 24 months. This is based on a current monthly burn rate of $75,000 for expenses related to salaries, sales and marketing, inventory, vendor relations, and manufacturing operations.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The company currently maintains $8.5M of unused credit capacity on its sale-lease back contract with Kineo Finance. This capital can be deployed to support manufacturing and inventory costs, selling costs, and other general and administrative expenses. In addition to this facility, the company also generates revenues and cash flows from product sales and lease income activities.

Indebtedness

- Creditor: Kineo Finance LLC
  Amount Owed: $333,478.57
  Interest Rate: 14.1%
  Maturity Date: December 31, 2025
  Secured by a security interest in Borrower's equipment and related inventory. Outstanding balance is as of 12/31/2024.

- Creditor: Nautilus Funding Solutions, LLC – Series XXII
  Amount Owed: $1,000,000.00
  Interest Rate: 22.0%
  Maturity Date: October 08, 2027
  Interest only through maturity; first six months of interest paid from a lender-held reserve; thereafter interest payable quarterly beginning month 9; secured by inventory, equipment, accounts, and proceeds/products. Outstanding balance as of 10/23/2025.

Related Party Transactions

- Name of Person: Constance Simson
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Starting capital loan, $123,000 in 2017 - The amount was due on demand and did not accrue interest. The entire balance was converted to convertible debt of the Company in June 2025 at 8% interest and due in 2027.
  Material Terms: Due on demand, but has since transferred to convertible debt, see above.

Valuation

Valuation Cap: $19,803,150.00

Valuation Cap Details: This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options and warrants are exercised; and (iii) any shares reserved for issuance under a stock plan are issued. The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $752,242 in Convertible Promissory Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $20,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- General & Administrative
  65.5%
  Accounting fees, legal fees, and campaign related expenses

- Sales and Marketing
  27.0%
  Digital marketing, selling commissions, marketing tools

If we raise the over allotment amount of $618,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Sales & Marketing
  40.0%

Dealer program expansion, VA/government outreach, digital campaigns, and healthcare facility marketing.

- General & Administrative
27.0%
Ongoing operating costs, compliance, personnel, and overhead.
- Research & Development
18.5%
Product enhancements, accessories, connected-device features, and training solutions.
- Inventory & Fulfillment
7.0%
Support for manufacturing runs, white glove delivery, and installation capacity.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://myuplyft.com (https://myuplyft.com//investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/uplyft

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR DME Innovations, Inc.

[See attached]

DME Innovations, Inc. (the "Company") a California Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2024 & 2023

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
DME Innovations, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
August 21, 2025
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2024	**2023**
ASSETS		
Current Assets		
Cash and Cash Equivalents	113,092	99,562
Accounts Receivable	5,627	220,878
Inventory	115,150	371,479
Prepaid Expenses and Other	37,740	17,038
Total Current Assets	271,609	708,957
Non-current Assets		
Property and Equipment, net of Accumulated Depreciation	37,610	48,890
Intangible Assets: Patents and Trademark, net of Accumulated Amortization	115,210	119,001
Right Of Use Asset	589,086	346,045
Total Non-Current Assets	741,906	513,937
TOTAL ASSETS	1,013,515	1,222,894
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	164,604	187,443
Accrued Expenses	101,314	141,039
Customer Deposits	12,680	12,700
Deferred Revenue	60,559	1,686
Lease Liability - Current Portion	172,924	90,284
Notes Payable - Current Portion	797,848	881,156
Notes Payable - Related Party	123,000	123,000
Other Liabilities	10,000	3,033
Total Current Liabilities	1,442,928	1,440,341
Long-term Liabilities		
Lease Liability - Non-Current Portion	419,039	256,522
Convertible Notes	100,000	200,000
Convertible Notes Interest Payable	29,466	32,020
Total Long-Term Liabilities	548,505	488,542
TOTAL LIABILITIES	1,991,433	1,928,882
Commitments and Contingencies (Note 4)		
EQUITY		
Series Seed 2x Preferred Stock	1,350,283	-
Series Seed Preferred Stock	802,899	802,899
Series Seed-1 Preferred Stock	90,000	90,000
Series Seed-2 Preferred Stock	1,127,543	1,127,543
Series Seed-3 Preferred Stock	767,464	767,464
Common Stock	100,000	100,000
Accumulated Deficit	(5,216,107)	(3,593,895)
Total Equity	(977,919)	(705,989)
TOTAL LIABILITIES AND EQUITY	1,013,515	1,222,894

Statement of Operations

	Year Ended December 31,	
	2024	2023
Revenue	368,709	290,487
Cost of Revenue	322,151	297,989
Gross Profit	46,558	(7,502)
Operating Expenses		
Advertising and Marketing	300,366	230,482
General and Administrative	599,347	471,329
Research and Development	487,839	127,377
Rent and Lease	130,869	34,131
Depreciation	11,280	8,580
Amortization	10,564	9,527
Total Operating Expenses	1,540,265	881,426
Operating Income (loss)	(1,493,707)	(888,928)
Other Expense		
Interest Expense	128,506	89,674
Total Other Expense	128,506	89,674
Earnings Before Income Taxes	(1,622,213)	(978,602)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(1,622,213)	(978,602)

Statement of Cash Flows

	Year Ended December 31,	
	2024	**2023**
OPERATING ACTIVITIES		
Net Income (Loss)	(1,622,213)	(978,602)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	11,280	8,580
Amortization	10,564	9,527
Accounts Payable and Accrued Expenses	(55,597)	44,565
Customer Deposits	(20)	6,963
Deferred Revenue	58,873	(7,748)
Accounts Receivable	215,251	(208,437)
Inventory	256,329	(259,114)
Prepaid Expenses and Other	(20,702)	(8,868)
Accrued Interest from Convertible Notes	(2,553)	26,495
Operating Lease Liability	2,116	652
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	475,540	(387,385)
Net Cash provided by (used in) Operating Activities	(1,146,672)	(1,365,987)
INVESTING ACTIVITIES		
Property and Equipment	-	(9,482)
Patents and Trademarks	(6,773)	(23,800)
Net Cash provided by (used by) Investing Activities	(6,773)	(33,282)
FINANCING ACTIVITIES		
Proceeds from/(Repayment of) Notes Payable	(83,308)	881,156
Proceeds from Preferred Stock, net of Conversions	1,250,283	582,901
Net Cash provided by (used in) Financing Activities	1,166,975	1,464,057
Cash at the beginning of period	99,562	34,774
Net Cash increase (decrease) for period	13,529	64,788
Cash at end of period	113,092	99,562

Statement of Changes in Shareholder Equity

	Series Seed 2x Preferred Stock		Series Seed Preferred Stock		Series Seed-1 Preferred Stock		Series Seed-2 Preferred Stock		Series Seed-3 Preferred Stock		Common Stock			
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	Accumulated Deficit	Total Shareholder Equity
Balance at 1/1/2023	-	-	234,351	169,998	450,000	90,000	2,166,676	1,127,543	1,322,477	767,464	10,050,000	100,000	(2,615,292)	(360,287)
Issuance of Stock	-	-	872,477	632,901	-	-	-	-	-	-	-	-	-	632,901
Net Income (Loss)	-	-	-	-	-	-	-	-	-	-	-	-	(978,602)	(978,602)
Balance at 12/31/2023	-	-	1,106,828	802,899	450,000	90,000	2,166,676	1,127,543	1,322,477	767,464	10,050,000	100,000	(3,593,895)	(705,989)
Issuance of Stock	1,945,348	1,350,283	-	-	-	-	-	-	-	-	-	-	-	1,350,283
Net Income (Loss)	-	-	-	-	-	-	-	-	-	-	-	-	(1,622,213)	(1,622,213)
Balance at 12/31/2024	1,945,348	1,350,283	1,106,828	802,899	450,000	90,000	2,166,676	1,127,543	1,322,477	767,464	10,050,000	100,000	(5,216,107)	(977,919)

DME Innovations, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2024
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

DME Innovations, Inc ("the Company") d/b/a UpLyft, Inc. Inc was formed in California on February 29th, 2016. The Company earns revenue by developing, marketing, and distributing a multi-patented FDA-registered medical device product designed to assist individuals with limited mobility, as well as nurses and caregivers, in performing patient bedside transfers. The Company's headquarters is in San Diego, California. The Company's customers are located in the United States and Canada.

The Company will conduct a crowdfunding campaign under regulation CF in 2025 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

Product Sales - The Company's primary performance obligation is the delivery of products to customers and end users. Revenue is recognized at the time of shipment. The Company maintains a 30 day return policy for customer purchases. The Company records refunds (and corresponding adjustment to cost of sales) for its right to recover products from customers upon settling any refund liability.

Lease Program – The Company generates revenues by utilizing a lease program with its funding partner. Under the program, the funding partner purchases the equipment from the Company, leases it back to the Company simultaneously, and the Company subleases the equipment to customers. The revenue recognized for the purchase by the funding partner occurs when title passes to the funding partner, which is at the time of receipt of payment for the equipment. The primary performance obligation is the transfer of title to the equipment to the funding partner. The funding partner purchases the equipment generally within 48 hours of request by the Company and only when it is finished goods at the manufacturing facility. As title passes immediately upon receipt of payment, revenue is recognized at that time since no shipment or other service obligations are required to recognize the revenue. The total amount of revenue from the lease program sales to the funding partner were $292,500 and $283,500 in 2023 and 2024, accordingly.

Lease Income - The Company generates lease and rental income from customers and end users who use the Company's product over extended periods of time. The Company's payments are generally collected in advance of initial use of the first month and is electronically collected from the customer every month thereafter. Beyond the initial delivery of the equipment in the user's location, the Company's performance obligation thereafter is to be available for customer service inquiries and to help the end user customer coordinate with local 3rd party service professionals for any maintenance or ongoing service needs for continued use of the equipment.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/24
Property and Equipment	5	56,400	(18,790)	-	37,610
Grand Total	**-**	**56,400**	**(18,790)**	**-**	**37,610**

Intangible Assets

A summary of the Company's intangible assets are below.

Property Type	Useful Life in Years	Cost	Accumulated Amortization	Disposals	Book Value as of 12/31/24
Patents & Trademarks	15	163,316	(48,106)	-	115,210
Grand Total	**-**	**163,316**	**(48,106)**	**-**	**115,210**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory

The Company had an inventory balance of $115,150 as of December 31st, 2024, consisting of $94,067 of finished goods and $21,083 of raw materials. The Company values its inventory at the lower of cost and net realizable value using the FIFO (First-In, First-Out) method of accounting.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company’s common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents’ assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management’s estimates. Management has concluded that the estimated fair value of the Company’s stock and corresponding expense is negligible.

The following is an analysis of options to purchase shares of the Company’s stock issued and outstanding:

	Total Options	Weighted Average Exercise Price
Total options outstanding, January 1, 2023	4,132,222	$0.04
Granted	711,055	$0.08
Exercised	-	$-
Expired/cancelled	-	$-
Total options outstanding, December 31, 2023	4,843,277	$0.05
Granted	762,855	$0.08
Exercised	-	$-
Expired/cancelled	-	$-
Total options outstanding, December 31, 2024	5,606,132	$0.05
Options exercisable, December 31, 2024	3,647,728	$0.04

The following is an analysis of nonvested options to purchase shares of the Company’s stock:

	Nonvested Options	Aggregate Intrinsic Value
Nonvested options, January 1, 2023	2,555,163	$201,858
Granted	711,055	$56,173
Vested	(973,304)	$(76,891)
Forfeited	-	$-
Nonvested options, December 31, 2023	2,292,914	$181,140
Granted	762,855	$60,266
Vested	(1,097,365)	$(86,692)
Forfeited	-	$-
Nonvested options, December 31, 2024	1,958,404	$154,714

Warrants - The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The Warrants below do not have cash settlement provisions or down round protection; therefore, the Company classifies them as equity. Management considers the equity-based compensation expense for 2023 and 2024 to be negligible.

The following table summarizes information with respect to outstanding warrants to purchase common stock of the Company, all of which were exercisable, at December 31, 2024:

Exercise Price	Number Outstanding	Expiration Date
0.7254	615,978	10/30/2029
0.7254	356,700	5/15/2029
	972,678	

A summary of the warrant activity for the years ended December 31, 2023 and 2024 is as follows:

	Shares	Weighted-Average Exercise Price
Outstanding at January 1, 2023	-	-
Grants	-	-
Exercised	-	-
Canceled	-	-
Outstanding at December 31, 2023	-	-
Grants	972,678	0.725
Exercised	-	-
Canceled	-	-
Outstanding at December 31, 2024	972,678	0.725
Vested and expected to vest at December 31, 2024	972,678	0.725
Exercisable at December 31, 2024	972,678	0.725

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and California. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for years before 2019.

The Company has not filed its tax returns as of the date of these financials and is in the process of doing so.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

A related party loaned the company $123,000 in 2017. The amount was due on demand and did not accrue interest. The entire balance was converted to convertible debt of the Company in June 2025 at 8% interest and due in 2027.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

Leases

The Company leases equipment under an operating lease arrangement. The Company accounts for its lease in accordance with ASC 842 (Leases). Under ASC 842, leases are identified on the Balance Sheet as right-of-use assets with corresponding liabilities. The right-of-use asset is amortized over its operating cycle using the effective interest rate at the time of lease inception. Below are the weighted average interest rates and future minimum lease payments.

FASB ASC 842 Footnote

Lease expense	**Year Ended 31-Dec-24**
Operating lease expense	152,501
Total	152,501
Other Information	
Cash paid for amounts included in the measurement of lease liabilities	
Operating cash flows from operating leases	149,624
ROU assets obtained in exchange for new operating lease liabilities	683,153
Weighted-average remaining lease term in years for operating leases	4.67
Weighted-average discount rate for operating leases	4.5%
Maturity Analysis	**Operating**
2025-12	172,924
2026-12	145,522
2027-12	139,264
2028-12	139,264
2029-12	56,621
Thereafter	-
Total undiscounted cash flows	653,595
Less: present value discount	(61,632)
Total lease liabilities	591,963

NOTE 5 – LIABILITIES AND DEBT

See Note 3 – Related Parties for details of related party loan.

The Company has entered into convertible note agreements for the purposes of funding operations. The interest on the notes is 14.1%. The notes are convertible into shares of the Company's seed preferred stock and have maturities in 2025. The notes can be repaid to the holder at the discretion of the Company upon notice to the holder. The Company has $29,466 accrued interest as of December 31st, ,2024, and $32,020 as of December 31st, 2023.

In July 2023, the Company entered into a loan agreement with a third party for $400,000 with an interest rate of 9.1% and an original maturity date of November 1, 2024. In November 2024 this loan's maturity was extended to September 2025. The loan is secured by all business personal property and general intangibles owned by the Company. Monthly payments are required in accordance with a defined amortization schedule. The balance of this loan was $380,202 and $394,250 as of December 31, 2024 and 2023, respectively.

In August 2023, the Company entered into a loan agreement with a third party for $500,000 with an interest rate of 14.1% and an original maturity date of July 31, 2025. In November 2024 this loan's maturity was extended until December 2025. This loan is secured by a first-priority interest in the Company's equipment and related inventory. Monthly payments are required in accordance with a defined amortization schedule. The balance of this loan was $423,186 and $500,000 as of December 31, 2024 and 2023, respectively.

Debt Summary

				For the Year Ended December 2024		
Debt Instrument Name	**Principal Amount**	**Interest Rate**	**Maturity Date**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**
Notes Payable - Related Party	123,000	None	Due on Demand	123,000	-	123,000
Convertible Notes	100,000	14.1%	2025	100,000	-	100,000
Notes Payable 1	400,000	9.1%	2025	380,202	-	380,202
Notes Payable 2	500,000	14.1%	2025	423,186	-	423,186
Total				1,026,388	-	1,026,388

Debt Principal Maturities 5 Years Subsequent to 2024

Year	Amount
2025	1,026,388
2026	-
2027	-
2028	-
2029	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 27,721,934 common shares with no stated par value per share. 10,050,000 shares were issued and outstanding as of 2024.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 10,000,236 of preferred shares with no stated par value per share. 5,045,981 and 6,991,329 shares were issued and outstanding as of the end of 2023 and 2024 respectfully.

As of December 31, 2024, the Company had five classes of preferred stock authorized, issued, and outstanding. The Series Seed-1 Preferred Stock (PSS1) had 450,000 shares authorized and 450,000 shares issued and outstanding. The Series Seed Preferred Stock (PSS) had 4,508,077 shares authorized and 1,106,828 shares issued and outstanding. The Series Seed-2 Preferred Stock (PSS2) had 2,275,009 shares authorized and 2,166,676 shares issued and outstanding. The Series Seed-3 Preferred Stock (PSS3) had 1,388,600 shares authorized and 1,322,477 shares issued and outstanding. The Series Seed-2X Preferred Stock (PSS2X) had 2,918,026 shares authorized and 1,945,348 shares issued and outstanding.

Voting: Preferred shareholders have 1 vote for every common share they could own if converted.

Dividends: The holders of any preferred stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on preferred stock are in preference to and prior to any payment of any dividend on common stock and are not cumulative. As of December 31, 2024, no dividends had been declared.

Conversion: Preferred shareholders have the right to convert shares into common stock at a rate of 1 to 1 at the discretion of the shareholder or automatically in change of control events. Preferred shareholders receive dividends at the discretion of the board of directors on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder.

Liquidation Preference: In the event of any liquidation, dissolution or winding up of the Company, the holders of Series Seed 2X Preferred Stock are entitled to a 2X liquidation preference and all holders of Seed Preferred Stock are entitled to a 1X liquidation preference. All preferred stock are entitled to receive prior to, and in preference to, any distribution to the common stockholders.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 21, 2025, the date these financial statements were available to be issued.

In 2025, the Company has entered into several convertible note agreements for the purposes of funding operations totaling $650,000 from related parties. The interest on the notes is 8% per annum. The amounts are to be repaid at maturity, which is 24 months from the date of issuance, unless earlier converted into equity. The notes are automatically convertible into shares of the Company's preferred stock at a 30% discount upon a qualified financing of at least $1,000,000. A valuation cap of $19,803,150 applies.

The related party loan of $123,000 was converted to convertible debt of the Company in June 2025 at 8% interest and due in 2027.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company’s ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – CONCENTRATIONS

As of December 31, 2024 and 2023, respectively, one payor accounted for 68% and 87.9% of the Company’s gross revenue. This payor underwrites the company's sale-leaseback program and is not the end user of the product. The company has no customer concentration of revenue by end user at this time.

The Company currently manufacturers its primary medical equipment product via a sole sourced medical device contract manufacturer, as is the standard for early stage medical device manufacturing companies. Although there are a limited number of medical device contract manufacturers in the United States that have the required regulatory and quality control compliance certifications required to be in place by the FDA to manufacture of a medical device, management believes that other medical device contract manufacturing suppliers could manufacture the Company’s product on comparable terms. A change in manufacturing suppliers, however, could cause a delay in manufacturing and a possible loss of sales, which would affect operating results adversely.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

start engine

Add to Watchlist

13 DAYS LEFT

Invest in UpLyft

Independent patient transfer with zero physical lifting

For 41 million Americans, getting out of bed is a daily challenge. UpLyft is a uniquely patented, FDA-registered patient lift that helps people move safely between bed and wheelchair without any physical force required by caregivers.

Show less

Invest Now

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



$814,346.13 Raised

OVERVIEW ABOUT TERMS UPDATES REWARDS DISCUSSION INV

Invest Now
8.0% Interest Rate

RAISED	INVESTORS
$814,346.13	30
MIN INVEST	VALUATION CAP
$500	$19.8M

Most Funded
Top 15 in amount raised on StartEngine

What does this badge mean? **See here**

REASONS TO INVEST

Addresses a Critical Need: An estimated $29.4 Billion home care and healthcare facility market* in which an estimated 41 million U.S. adults, or 1 in 8, are mobility challenged and need help getting in & out of bed multiple times every single day. Additionally, preventable back and neck injuries to nurses from patient lifting is now contributing to a $20B annual problem in U.S. hospitals and healthcare facilities.

In-Market Traction: UpLyft has generated $3.1M in revenue and sales pipeline across B2B, B2B2C, and B2C channels since completing its FDA-registration and initial manufacturing in 2023.** UpLyft has established U.S. based scalable manufacturing with funding sources already secured for raw materials and finished goods inventory so cash flows can be utilized primarily for marketing, sales, and distribution activities. UpLyft holds 16 issued patents in the U.S. and internationally and is now available for purchase under the Veterans Affairs' government contract for ECAT.

Experienced Leadership & Financing Partners: Our executive team boasts almost $1B in medical device M&A experience and our CEO has built and led 3 medical device companies through FDA clearance and/or M&A exit. UpLyft has raised over $5M in equity since inception and has secured a $10M sales and financing contract with kineo finance to fund inventory production and provide lease financing programs to our customers.

UpLyft is classified by the U.S. Food and Drug Administration (FDA) as a Class I medical device under Product Code FSA and is exempt from 510(k) premarket notification requirements. The device is registered and listed with the FDA. FDA registration and listing do not imply FDA approval or clearance.

**Management estimate from UpLyft's internal TAM/SAM/SOM model (Sept. 2025) based on public inputs and pricing/adoption assumptions; not a third-party market study.*

***Figure includes both completed revenue and non-binding potential sales pipeline. Pipeline figures are subject to change and may not result in future revenue.*

TEAM



Craig Howard Misrach • President, CEO, Principal Accounting Officer, Board Member

15+ years as medical device CEO, 3X venture creator with two M&A exits . MBA, University of Virginia; BS, Indiana; CPA

Read Less



Rajit Malhotra • Executive Chairman of the Board

$1.8B equity created with 19 companies, 6 M&A exits. MBA, Northwestern; MPA/ID, Harvard

Read Less



Todd Alexander Simson • VP Engineering, Board Member

25+ years in product design/manufacturing, 1 M&A exit. BS, MIT

Read Less



Bria d'Amours • VP Marketing & Business Development

10+ years marketing and prior business ownership. MBA, USD

Read Less



William Acuna • Director, Finance & Operations

10+ years leadership experience, U.S. Navy veteran. MBA, USD; MS-AAI, USD

Read Less



Aaron Metelko • Sales Director

25+ years in medical equipment sales. BS, Indiana

Read Less

Show Less

UpLyft HIGHLIGHTS

01
Patented Seated **Self-Transfer & 'Zero-Lifting'** Patient Lift

02
Distribution Nationwide: In-Market with **$3.11M in Sales & Pipeline**

03
Executive Team with Nearly $1B of Medical Device **M&A Experience**

INDUSTRY
Medical Devices

MARKET SIZE
$29.4 Billion

TARGET CUSTOMERS
B2C: Wheelchair Users
B2B: Healthcare Facilities

Figure includes both completed revenue and non-binding potential sales pipeline. Pipeline figures are subject to change and may not result in future revenue.

THE PITCH

UpLyft Restores Independence For Seniors and People with Disabilities & Protects Nurses and Caregivers From Injury


Home Consumers
Healthcare Facilities

UpLyft is the seated self-transfer patient lift that can also be operated by a caregiver or nurse without any physical lifting. We are not aware of another competing product on the market that offers a seated, bedside self-transfer capability without caregiver lifting. The patented device allows people with reduced mobility living at home to independently transfer between their bed & wheelchair - no caregiver required. Alternatively, UpLyft can be used by in-home caregivers, as well as nurses in healthcare facilities to **transfer patients with zero physical lifting or labor required.**

UpLyft's novelty extends beyond its patents and early-mover market advantage as evidenced by being named the Core77 Design Award Winner in the Health and Wellness Category in 2023.

" *'Getting in and out of the UpLyft is so much easier compared to a regular patient lift'*, says Calvin, a customer who suffers from multiple sclerosis and has been using UpLyft to transfer between his bed and wheelchair for the past 3 years. ***'UpLyft is truly a life-changing thing and I don't think I'll ever find anything else like it!'*** "

This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.


“The 10x ROAS is incredible.”
Kevin O’Leary
UpLyft CEO Pitch 12/12/25
UpLyft

ROAS refers to return on ad spend, not investment returns
Personal opinion expressed during an issuer webinar, not investment advice or an investment recommendation.

Kevin O’Leary is a paid spokesperson for StartEngine. He is not endorsing UpLyft as an investment. See startengine.com/17b

This Reg CF offering is made available through StartEngine Primary, LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Our Mission - Join the Movement to “UpLyft A Life” Today

UpLyft’s story began in 2016 when our founder, Anton Simson, a triple-degree aerospace engineer from MIT, was informed that his dear friend’s son had been in an accident that tragically resulted in him becoming paraplegic. After the incident, the son’s wife became his primary caregiver and at 265 lbs could not lift him out of bed. Upon learning that no adequate technologies existed for bedside transfer, Anton made it his mission to develop a solution.

Anton built the first prototype of UpLyft in his garage, which his friend’s son used to transfer completely independently between his bed and wheelchair every single day for 2 years until he sadly passed away.


ANTON SIMSON, 1938 - 2023
UpLyft Founder

Anton Simson was a remarkable founder, inventor, father and son who sadly passed away from a brain tumor in early 2023. Our team - including Anton’s MIT-graduate son Todd Simson who is our Co-Founder and VP of Engineering - honors Anton by carrying forth his legacy and continuing to fulfill UpLyft’s mission.

Over the past 2 years, UpLyft has increased its manufacturing capacity in Milwaukee, WI with contract manufacturing partner MPE who has the capabilities in place to potentially scale UpLyft’s production volumes to 5,000 units annually.


Our Mission
UpLyft
To restore independence to those who suffer from mobility challenges & best protect caregivers from encountering patient lifting injuries

UpLyft's mission is bigger than just a single product - it is a movement to "UpLyft as many lives as possible" and we welcome investors joining us in our movement to improve people's lives.

THE MARKET

An Estimated $29.4 Billion Marketplace: B2C, B2B2C, & B2B

The U.S. market for household and healthcare institution transfer solutions is estimated at $29.4B, with global demand four times larger. UpLyft's two main target markets include wheelchair users & caregivers at home (B2C, B2B2C) and healthcare facilities (B2B).


MARKET & REVENUE MODEL
HOME CONSUMERS (B2C & B2B2C)
In-Home Caregivers & Wheelchair Users:
People with MS, ALS, spinal cord injuries, cerebral palsy, muscular dystrophy, and many more
Price: $13.5K-$21K
Leasing: $265+/month
HEALTHCARE FACILITIES (B2B)
Heathcare Institutions:
Skilled nursing facilities, hospitals, nursing homes, rehab centers, and spinal cord injury centers
Price: $13.5K-$17.5K
Leasing: $265+/month
Recurring Revenue Streams with Service Plans & Accessories

OUR TRACTION

With $3.11MM in Revenue and Sales Pipeline*, UpLyft Allows People With Limited Mobility To Regain Freedom

02:10

These testimonials may not be representative of the experience of other customers and are not a guarantee of future performance or success.

UpLyft's systems can be found in about 45 different cities across the U.S., with **home consumers (B2C, B2B2C) representing $961,889 revenue to date and over 20,000 transfers.** We are equipped with a fully trained & certified dealer network spanning over 25 states, covering all major U.S. cities.

Sales Channel Growth

- **Veteran Affairs Contracts:** For U.S. veterans who are mobility challenged, UpLyft systems can be 100% subsidized by the government through their official purchasing systems, which include ECAT.
- **State Contracts and Assistive Technology Programs:** State financing organizations such as AzTap and FAAST, who provide assistive services & technology to disabled individuals in their respective areas, are promoting UpLyft and providing live demonstrations of the device to their networks.
- **Non-Profit Partnerships:** Our secured partnerships with non-profit organizations, such as the United Spinal Association and National MS Society, provide us with marketing opportunities and/or grants to help subsidize the cost of customers' UpLyft systems.

Healthcare Facilities Are Opting For Zero Lifting With UpLyft

We have successfully completed sales through several major U.S. healthcare facilities, including Seabrook Senior Living Facility, Piedmont Healthcare System, and Cottage Health's Rehabilitation Hospital.



HEALTHCARE FACILITIES TESTIMONIALS
"This equipment has reassured me that our patients and my staff will be safe while simply doing their job! With the UpLyft, my staff is able to effortlessly transfer a 250 pound individual back and forth from a wheelchair to an infusion chair. No grunting, no embarrassing "on the count of three," and completed easily by a single individual."
- Frank L, Doctor at Piedmont Healthcare ICU NC
"I love UpLyft because of the security and comfort of the transfer process. It is much more comfortable for patients than a transfer board."
- Seeta P, Caregiver at Seabrook Senior Living NJ
"We have a patient that exclusively uses UpLyft to transfer and it's been great! We plan to purchase a 2nd UpLyft this year, with likely more to come."
- Jamie W, PT at Cottage Rehab Hospital CA

These testimonials may not be representative of the experience of other customers and are not a guarantee of future performance or success.

UpLyft currently maintains **$787,000 in non-binding sales pipeline with U.S. healthcare institutions.** This includes active in-facility clinical evaluations of UpLyft systems ongoing with Bella Vista skilled nursing facility in San Diego, CA, and the Restoracy of Whitestown in Indiana. Various additional UpLyft demonstrations and clinical evaluations are being conducted by our national dealer network at health care facility locations across the U.S. and Canada.

THE PROBLEM

An Estimated 41 Million People Need Mobility Assistance And Caregivers Are Breaking Their Backs Over It!

An estimated **41 million people in the U.S. require assistance getting in and out of bed each day.** These individuals suffer from a lack of independence, having to rely on a loved one or caregiver to complete routine daily tasks.


CURRENT PATIENT TRANSFER SYSTEMS
Caregiver Required
High Risk of Injury
Time Consuming
Physical Labor
Fabric Slings
Lifting Belts
Sit-to-Stand Lifts
Scissor Lifts

Current patient transfer methods used for these individuals —such as slings, lifting belts, and sit-to-stand devices— require significant physical effort from nurses and caregivers, with sometimes more than one caregiver required. Over 70% of nurses experience chronic lower back pain and **52% suffer from musculoskeletal injuries** due to overexertion - aka, physical lifting. These injuries lead to detrimental consequences, such as nursing staff absenteeism, burnout, reduced job satisfaction & efficiency, increased economic burden, and overall reduced quality of life. Back injuries from patient lifting end up costing the U.S. healthcare system over $20 billion annually!

THE SOLUTION

UpLyft Is A Novel Seated Self-Transfer Patient Lift With Zero Physical Force Required By Caregiver

Enter UpLyft - the seated self-transfer system allowing people with limited mobility to easily transfer between their bed and wheelchair independently or with caregiver assistance without any physical lifting involved. **In about 2 minutes, a person can self-transfer him/herself with UpLyft from a horizontal lying down position in bed into their wheelchair, and vice versa - no caregiver assistance needed.**

In situations where independent transfer is not feasible, UpLyft's dual controls allow for in-home caregivers & loved ones, as well as nurses in healthcare facilities to **transfer patients at the touch of a button, with absolutely zero physical lifting or force required.**



HOW UPLYFT WORKS
UpLyft hooks onto a hoist, which can be fixed for self-transfer use or portable (pictured) for room-to-room assisted transfer use
Dual controls allow for UpLyft to be operated by either the wheelchair user, caregiver or healthcare worker
SELF-TRANSFER
ASSISTED TRANSFER
Our multi-patented 'curl panels' securely wrap around a person's thighs and torso at the touch of a button
NO PHYSICAL FORCE REQUIRED!

UpLyft replaces fabric slings, scissor lifts, and other current patient lift systems that all require nursing or caregiver assistance, physical force, and more time to transfer individuals with mobility challenges.

How Are We Different?

- **Seated Self-Transfer:** To our knowledge, no other patient lift exists that allows a wheelchair user to fully independently transfer themselves in a seated or lying down position.
- **Zero Physical Lifting:** Unlike with fabric slings, where a caregiver must physically lift and/or move the patient to & from the sling, UpLyft does not require any physical lifting or force of any kind, which greatly reduces the risk of caregiver injuries.
- **2-Minute Transfers:** UpLyft can take as little as 2 minutes to transfer between bed & wheelchair versus the average transfer time of 10-20 minutes that other systems incur.
- **Safe, Smooth & Easy to Use:** Customers rate UpLyft's ease of use a 9/10* and express how much more comfortable its foam-padded curl panels are in comparison to a sling.
  Single Caregiver Transfers: When being used by a nurse in a healthcare facility, UpLyft requires only one (1) operator, reducing staff lifting teams from 3-4 down to 1-2.

**These reviews may not be representative of the experience of other customers and are not a guarantee of future performance or success.*

WHY INVEST

Help UpLyft Become The Gold Standard Of Patient Lifting

- Commercial-stage and scaling with $3.11MM revenue and non-binding sales pipeline since inception.
- 16 issued patents and FDA-registration complete
- Up to $10M sales and leaseback contract with kineo finance
- $5M in equity capital secured since inception
- Nationwide distribution and scalable U.S. based manufacturing in place with MPE
- Highly efficient sales & marketing execution with 10x ROAS* (return on ad spend)
- Robust business model with purchasing, leasing, and rental options for customers
- VA federal government payor contract for Veterans under ECAT
- Major societal impact improving the quality of life of mobility-challenged individuals, caregivers, nurses, and healthcare professionals across the U.S.

**10x ROAS based on $246,750 ad-attributed revenue on $24,053 paid-media spend (Q3–Q4 2024).*


UpLyft
Inventions like UpLyft come along once a decade. UpLyft's benefits to patients, payors, and providers are rare to find at this magnitude of social impact. Thank you so much for considering an investment in UpLyft and helping improve the quality of life for our customers.
- Craig Misrach
President & CEO

ABOUT

HEADQUARTERS
3915 Falcon St
San Diego, CA 92103

WEBSITE
View Site

For 41 million Americans, getting out of bed is a daily challenge. UpLyft is a uniquely patented, FDA-registered patient lift that helps people move safely between bed and wheelchair without any physical force required by caregivers.

TERMS

UpLyft

Overview

INTEREST RATE
8.0%

VALUATION CAP
$19.8M

MATURITY DATE
Oct 27, 2027

FUNDING GOAL
$20K - $618K

DEADLINE
Jan. 27, 2026 at 7:59 AM UTC

Breakdown

MIN INVESTMENT
$500

OFFERING TYPE
Convertible Notes

DISCOUNT
30.0%

TYPE OF EQUITY
Crowdfunding stock

CONVERSION TRIGGER
$1,000,000

SEC Recent Filing

Offering Circular

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$1,013,515	$1,222,894
Cash & Cash Equivalents	$113,092	$99,562
Accounts Receivable	$5,627	$220,878
Short-Term Debt	$1,442,928	$1,440,341
Long-Term Debt	$1,991,433	$1,928,882
Revenue & Sales	$368,709	$290,487
Costs of Goods Sold	$322,151	$297,989
Taxes Paid	$0	$0
Net Income	-$1,622,213	-$978,602

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

A convertible note offers you the right to receive Crowdfunding stock in UpLyft. The amount of Crowdfunding stock you will receive in the future will be determined at the next equity round in which the Company raises at least $1,000,000.00 in a qualified equity financing. The highest conversion price per security is set based on a $19,803,150.00 Valuation Cap or if less, then you will receive a 30.00% discount on the price the new investors are paying. You also receive 8.00% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive Crowdfunding stock equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully diluted basis).

**Bonus discount subject to adjustment of bonus discounts for StartEngine noteholders. See discount bonus below.*

Investment Incentives & Bonuses*

Loyalty Bonus | An additional 10% to the base discount rate

Receive an additional 10% to the base discount rate in UpLyft's current offering on StartEngine if you've (i) previously invested in this issuer, or (ii) have previously purchased UpLyft as a customer. Note: Loyalty Bonus is awarded via investor email address and investors who qualify for this bonus in multiple ways will only receive a maximum 10% to the base discount rate.

Time-Based Perks

Super Early Bird: First 7 days | $1,000+ 3% addition to the base discount rate

Super Early Bird: First 7 days | $2,500+ 4% addition to the base discount rate

Early Bird: Days 8 to 30 | $1,000+ 2% addition to the base discount rate

Early Bird: Days 8 to 30 | $2,500+ 3% addition to the base discount rate

Flash Perk: Days 45 to 50 | $2,500+ 3% addition to the base discount rate

A time-based perk can only be earned for a subscription amount made by the time-based perk deadline. Time-based perks can not be stacked, only a single time-based perk can be earned by an individual.

Volume-Based Perks

Bronze | $5,000+ - 5% off UpLyft order + 1% addition to the base discount rate

Silver | $10,000+ - 10% off UpLyft order + 2% addition to the base discount rate

Gold | $20,000+ - 12% off UpLyft order + priority fulfillment + 3% addition to the base discount rate

Diamond | $50,000+ - 15% off UpLyft order + priority fulfillment + dinner with CEO + 4% addition to the base discount rate

Platinum | $100,000+ - 20% off UpLyft order + priority fulfillment + dinner with CEO + 5% addition to the base discount rate

Please note, multiple investments from different individuals in the Offering cannot be combined to qualify for a larger volume-based perk. Perks will be issued to the named investor at the address and email provided during the investor's subscription.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus discounts from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. The discounted subscription months begin after the close of the offering and must be used consecutively.*

Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

DME Innovations, Inc (dba Uplyft) will offer 10% additional discount bonus for all investments that are committed by investors that are eligible for the StartEngine Venture Club bonus.

Eligible StartEngine noteholders will receive a 10% bonus discount on the note in this Offering.. For example, this would mean your discount percentage would be 30% instead of 20%.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

NEW UPDATES

01.12.26

Introducing New UpLyft Financing Plans for 2026

Access to UpLyft patient lift system just got easier.

We are excited to announce our new financing program designed to make independence and safe patient handling more affordable than ever.

Customers can now choose a plan to fit within their budget, with 3, 5, or 7-year terms available and monthly payments starting **as low as $135/month.**

Every financing package is all-inclusive, covering the customer's deposit, shipping, professional installation, and training.

Feel free to share amongst your network if you know of someone in need.



FINANCING PROGRAM
WITH $5,900 DOWN PAYMENT
Includes Deposit, Shipping, Installation & Training
UpLyft Support Unit Only
7-Year Term $135/month
5-Year Term $165/month
3-Year Term $245/month
Assisted Transfer UpLyft System
7-Year Term $165/month
5-Year Term $215/month
3-Year Term $305/month
Self-Transfer UpLyft System
7-Year Term $255/month
5-Year Term $325/month
3-Year Term $490/month
ORDER NOW
1 (833) 753-0666
info@uplyfthealth.com
Note: All prices shown above represent monthly payment options based on an initial down payment of $5,900.

Disclaimer: This Reg CF offering is made available through StartEngine Primary, LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

ALL UPDATES

12.30.25

Kevin O’Leary on UpLyft’s 10x ROAS

Last update, we shared Kevin O'Leary's 9 out of 10 review of UpLyft's pitch. **You can watch the recording here.** Our 3-minute pitch starts at 15:25.

Not only did Kevin provide UpLyft’s pitch with the highest rating, but he also spoke admirably of our business model.

Kevin called our 10x return on ad spend (ROAS) "incredible" and said that, if we can maintain that consistency, "investors are just pouring gasoline on the fire." He emphasized that metrics like these make the investment case clear.

He also pointed to our leasing program at $265 per month, mentioning that this is what makes UpLyft work at scale.

People who need UpLyft can afford it. Families don't have to choose between independence and financial strain. Healthcare facilities can bring UpLyft to patients without major capital outlays, allowing caregivers and nurses to be saved from back and neck injuries that currently cost the U.S. healthcare system $20 billion annually.

These comments from one of the most respected startup investors in the world align with the operating discipline and growth strategy we’ve been executing against.

The current Reg CF offering is nearing its close. **For those who have been following UpLyft’s progress and evaluating participation, this represents the final opportunity to invest in this round before year-end!**

Thank you all for being part of this progress. We are so grateful for each and every one of you.


“The 10x ROAS is incredible. If you know you can get 10x, investors are just pouring gasoline on the fire.”
Kevin O’Leary
UpLyft CEO Pitch 12/12/25
UpLyft

Disclaimer: This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Kevin O’Leary is not endorsing UpLyft as an investment in this webinar; he is merely expressing his private opinion while interviewing companies funding on StartEngine. Kevin O’Leary is a paid spokesperson for StartEngine. See his 17(b) disclosure here: https://www.startengine.com/17b

12.24.25

Happy Holidays from the UpLyft Team

At UpLyft, our greatest gift is empowering individuals with limited mobility. We are proud to offer a patient transfer system that brings safety, dignity, and freedom back to your daily routine.

As we celebrate this season of giving, we invite you to be part of our mission to change lives and to **give the gift of UpLyft.**

Any investment in our crowdfunding campaign is an investment in what we hope to be the future of mobility.

From the UpLyft team to you, we're wishing you a wonderful holiday season. Thank you for being a part of our journey.



Merry
CHRISTMAS
FROM THE UPLYFT TEAM
Wishing you a magical holiday season filled with joy.
UpLyft

Disclaimer: This Reg CF offering is made available through StartEngine Primary, LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

12.22.25

16 Patents Protecting UpLyft's Transfer System

When MIT-trained aerospace engineer Anton Simson watched a friend's son become paraplegic, he saw a problem the mobility industry had yet to solve: moving someone safely between bed and wheelchair without physical lifting or loss of dignity.

He set out to invent an entirely new patient transfer system, bringing his engineering rigor to a challenge that medical device makers had avoided for decades. He succeeded. When Anton passed away in 2023, he left behind a fully realized innovation. The intellectual property he built remains the foundation of how UpLyft operates today.

Currently, UpLyft holds 16 issued patents protecting its patient lift system. That includes three (3) U.S. patents and 13 international patents across both utility and design. Together, the patents cover four core technical systems:

- Articulating Mechanism → Seat articulation and transfer motion
- Actuation and Locking → Control, actuation and locking
- Structutal Design → Frame geometry and positioning
- Curvable Panels → Adaptive support surfaces

UpLyft owns 100% of its patent portfolio, with no royalties or licensing fees.


INTELLECTUAL PROPERTY
16 PATENTS
3 U.S. & 13 International
Utility & Design
PCT Search: Zero Applicable
100% UpLyft Owned, Royalty-Free
Articulating Concept
Actuation/Locking
External Design
Finger Panels
UpLyft

What Makes This Rare

Other existing patient transfer solutions rely on manual lifts and fabric slings that all require caregiver assistance and physical force. UpLyft was designed around independence and dignity, leading to the creation of the only known seated self-transfer system, with zero physical lifting required. This novelty gives the portfolio its strength.

The patents provide freedom to operate as we scale. More importantly, they allow UpLyft to provide independence, dignity, and safer care for millions of people.

Disclaimer: This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

12.18.25

Kevin O'Leary Scores UpLyft's Pitch 9/10!

UpLyft was one of the few companies selected to pitch to Kevin O'Leary (aka Mr. Wonderful) on StartEngine's live event this past Friday, December 12th.

Kevin gave UpLyft a 9 out of 10 on our pitch - the highest score out of the bunch!

Kevin expressed with high praise that "we answered every question before it was asked, which is the definition of a good pitch". He also agreed that UpLyft is "solving a big problem".

With our contract manufacturing facility in Milwaukee having the capacity to produce up to 5,000 units annually, UpLyft plans to scale production considerably in 2026. UpLyft has already successfully established a presence in 45 cities across the U.S. and Canada and we plan to grow that number next year and help even more mobility-challenged individuals get out of bed.

We believe that this feedback received from one of the most respected investors in the startup world validates our approach and ability to achieve these goals, and reflects the momentum we've built together.

Your support has helped us reach this point, and we're grateful to have you as part of this mission.

We'll share what Kevin said about the numbers behind our growth in a follow-up post.



" I'll give it a
9 out of 10
on the pitch. "
Kevin O'Leary
UpLyft CEO Pitch 12/12/25

Disclaimer: This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Kevin O'Leary is not endorsing UpLyft as an investment in this webinar; he is merely expressing his private opinion while interviewing companies funding on StartEngine. Kevin O'Leary is a paid spokesperson for StartEngine. See his 17(b) disclosure here: https://www.startengine.com/17b

12.16.25

Dr. Michael Chaiken: Multi-Round Investor

Dr. Michael Chaiken's path to becoming an UpLyft investor began with a simple search: How to help his father get out of bed.

After a successful career in optometry, including nine years heading a regulatory authority and serving as CEO of one of North America's 10 largest optometric companies, Dr. Chaiken was searching online for a solution to a family problem.

His father Lewis had polio at 25 and broke his hip at 92. At around 250 pounds with no use of his legs, transfers were becoming dangerous. His primary caregiver, Seeta, had her own back injury from a car accident. "It was really tough on her," Dr. Chaiken said. "Sometimes there had to be two people to get him out and lift him off his bed and move him over into a wheelchair."

That's when he found UpLyft while searching around online. He put down a $500 deposit to get on the list for one of the first units.

The difference was undeniable. His experience as a customer convinced him to invest, and then invest again across multiple rounds.

"I didn't find anything on the internet anywhere that was comparable. I think one day it's going to be the standard of care for transferring patients. The opportunities are just almost endless."

Michael’s motivation goes beyond returns. "It wasn't just the monetary gain. I think this is going to help millions of people around the world."

Watch the full 11 minute interview below.


Interview with Michael Chaiken, UpLyft Investor & Customer - Edited

Disclaimer: This testimonial may not be representative of the experience of other customers and is no guarantee of future performance or success.

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

12.15.25

Market Forces Driving the Need for UpLyft

The United States is experiencing a significant demographic shift. By 2030, all Baby Boomers will be over 65, and the 65+ population is projected to reach 73 million Americans [1]. This aging population faces increasing mobility challenges, with approximately 41 million Americans currently experiencing difficulty with safe transfers and movement.

The Caregiver Crisis

Healthcare facilities and home caregivers are feeling the strain. OSHA estimates that direct and indirect costs associated with back injuries in the healthcare industry reach $20 billion annually in workers' compensation, lost productivity, and medical expenses [2]. Nurses and caregivers face chronic injury risk from manual patient lifting, creating urgent demand for solutions that protect both patients and care providers.

A Validated Solution

UpLyft addresses this growing market need with its one-of-a-kind technology. Our FDA-registered seated self-transfer system serves a $29 billion mobility assistance market with 16 issued patents and verified traction through VA contracts and healthcare partnerships. We've generated $3.1 million in combined revenue and potential sales pipeline opportunities, indicating interest in our dignified transfer solutions.

Real-World Impact

Our customers and clinical partners validate the need. As Frank L., a doctor at Piedmont Healthcare ICU in North Carolina, shares: "With the UpLyft, my staff is able to effortlessly transfer a 250-pound individual back and forth from a wheelchair to an infusion chair... completed easily by a single individual."

Sources:

[1] U.S. Census Bureau: By 2030, All Baby Boomers Will Be Age 65 or Older

[2] OSHA: Healthcare - Safe Patient Handling

These testimonials may not be representative of the experience of other customers and is no guarantee of future performance or success.

Disclaimer: This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



12.12.25

Reminder: Pitch with Kevin O'Leary Tomorrow

<u>Reminder:</u> Don't forget to register for UpLyft's pitch with Kevin O'Leary tomorrow, December 12th, at 7:45am PST/ 10:45am EST.

The event will be hosted live during which our CEO Craig Misrach will be showcasing UpLyft to Kevin O'Leary ("Mr. Wonderful").

Register for the live pitch here: https://luma.com/qlbxtjdy


start engine
Friday Dec. 12 2025
07:45 am PST/ 10:45 am EST
Mr. Wonderful
Elevator Pitch
Toi Labs
UpLyft
MY DIABETES TUTOR
Craig Misrach
UpLyft President & CEO
Kevin O'Leary
"Mr. Wonderful"

Disclaimer: These Reg CF offerings are made available through StartEngine Primary, LLC. These investments are speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Kevin O'Leary is a paid spokesperson for StartEngine. See his 17(b) disclosure here: https://www.startengine.com/17b

12.10.25

Watch UpLyft Pitch to Kevin O'Leary this Friday!

UpLyft is pitching to Kevin O'Leary this Friday, December 12th and you can join in virtually to watch the live event!

Join Kevin O'Leary ("Mr. Wonderful") for an exclusive elevator pitch segment featuring three innovative companies currently raising on StartEngine, including UpLyft.

Hear directly from our CEO, Craig H. Misrach, as he pitches UpLyft to Mr. Wonderful, showcasing the creativity, innovation, and drive fueling the company's growth.

Don't miss this unique opportunity to discover more about UpLyft and learn how you can join us on our journey.

- **Date:** This Friday, December 12th, 2025
- **Time:** 7:45am PST/ 10:45am EST

Register for the live pitch here: https://luma.com/qlbxtjdy


start engine
Friday Dec. 12 2025
07:45 am PST/ 10:45 am EST
Mr. Wonderful
Elevator Pitch
Toi Labs
UpLyft
MY DIABETES TUTOR
Craig Misrach
UpLyft President & CEO
Kevin O'Leary
"Mr. Wonderful"

Disclaimer: These Reg CF offerings are made available through StartEngine Primary, LLC. These investments are speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Kevin O'Leary is a paid spokesperson for StartEngine. See his 17(b) disclosure here: https://www.startengine.com/17b

12.09.25

Why UpLyft Stands Out

Rob Assenmacher brings deep operational expertise and a strong personal connection to UpLyft’s mission. As a board member and investor through his family office, Mach Ventures, Rob draws on decades of experience building and scaling complex products.

He previously led a manufacturing company that grew to 500 employees and $100 million in revenue. That background shaped his view of what it takes to commercialize hardware and where UpLyft can benefit from disciplined execution.

Rob invests where he can add meaningful value, and UpLyft’s mission struck a personal chord.

"I think most of us who have been very privileged in life feel an obligation to serve others," Rob says. "Through charities I support for veterans, you see disabled veterans and disabled first responders. UpLyft's mission of helping those that are disabled resonated with me personally."

Rob has seen the impact of mobility challenges firsthand. Both of his grandparents struggled with transfers in their later years, and his wife's mother experienced similar strain. Through his work with Boulder Crest Foundation, he has also seen unmet needs and lack of support for disabled veterans getting care.

Why UpLyft?

Rob believes UpLyft stands out as a first mover in the seated self-transfer space, protected by 16 issued patents and validated by FDA registration and a VA contract. "We are pioneering the market with a mobility lift system that has a level of automation that is not in the market today. Everything is very manual.”

The Future Vision

Looking to the future, Rob’s vision is clear. "I hope to see our product in every hospital, every assisted living community, and in home environments where it makes sense. A mainstream product line that helps patients, caregivers, and nurses."

This campaign supports that path by expanding reach and increasing access to safe and dignified transfers for the people who need them most.

Watch the full 13 minute interview below.


Interview with Rob Assenmacher, Principal at Kai Lani Capital

These testimonials may not be representative of the experience of other customers and is no guarantee of future performance or success.

Disclaimer: This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

12.05.25

AzTAP Showcases UpLyft in Arizona

Clayton Guffey has spent nearly 19 years working in assistive technology, the last five as Program Director at Arizona's Assistive Technology Program (AzTAP). His mission aligns closely with ours: helping people with disability access tools that restore independence.

This partnership reflects exactly why we built UpLyft: to bring safe, dignified transfers to the people and communities who need them most.

AzTAP brought UpLyft to the Abilities Expo in Phoenix, where nearly 600 people (wheelchair users, caregivers, and rehabilitation providers) experienced our seated self-transfer system firsthand.

At a community event at the AzTAP facility, attendees got to experience what safe, dignified transfers feel like. "The biggest value was the ability to actually try it out and to be transferred by the lift," Clayton explains. "Being lifted and transferred is kind of a scary event for some folks, particularly if you have a high-level disability. So the ability to actually be picked up and moved from one place to another is a good experience."

For Karla Krissel Rivas Parker, an assistive technology specialist at AzTAP, one feature stood out above all: independence. "The device can be used by the caregivers as well as the person themselves, which allows more independence. And when we talk about assistive technology, that's the main purpose. This device definitely provides that independence."

Michael Buckley, another specialist on the team and former caregiver, immediately recognized what UpLyft eliminates: the physical strain and complexity of traditional lifts. "Just being able to not have to mess with the sling, not have to prepare ahead of time or later try to position the sling in place. I could see that as being a great benefit."

Clayton sees the partnership continuing to grow. For AzTAP, the goal is clear: expand awareness and access to technology that restores mobility and dignity. As Clayton puts it, helping people find the right transfer solution is always a lift worth taking.

Watch the full interview below.

Interview with Clayton Guffey, AzTAP Program Director

These testimonials may not be representative of the experience of other customers and is no guarantee of future performance or success.

Disclaimer: This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Show More Updates

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign reward.

10% **Stack Venture Club & Rewards!**
Members get an extra 10% interest rate in addition to rewards below!

Venture Club

Venture Club Members earn 10% bonus interest rate on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$5,000

Bronze

Invest $5,000+ | - 5% off UpLyft order + 1% addition to the base discount rate

Select

$10,000

Silver

Invest $10,000+ | - 10% off UpLyft order + 2% addition to the base discount rate

Select

$20,000

Gold

Invest $20,000+ | - 12% off UpLyft order + priority fulfillment + 3% addition to the base discount rate

Select

$50,000

Diamond

Invest $50,000+ | - 15% off UpLyft order + priority fulfillment + dinner with CEO + 4% addition to the base discount rate

Select

$100,000

Platinum

Invest $100,000+ | - 20% off UpLyft order + priority fulfillment + dinner with CEO + 5% addition to the base discount rate

Select

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

SN

Sherwood Neiss
2 months ago

My name is Sherwood Neiss, and I am with D3VC. We are an early-stage venture fund that invests in select Regulation Crowdfunding (Reg CF) offerings.

Your offering recently scored highly on our proprietary investment algorithm, and we are currently in the process of diligencing your company as a potential investment opportunity. We do have a few questions we would like to clarify as part of our evaluation:

Commercialization Challenges:
- What is holding you back from further commercialization right now? What specific barriers are you facing in getting your product to wider market adoption?

Pricing and Cost Structure:
- Is it possible to get the cost per unit down? Have you considered strategies or plans to reduce the ~$6,000 price point?

Insurance Coverage and Reimbursement:
- Why haven't you pursued insurance coverage or reimbursement? Are there plans to do so? What steps—if any—are being taken to address this?

Competitive Landscape:
- What competitors exist in the market, and how does Uplyft differentiate itself from them? What is your view on potential competitive threats or similar products?

Thanks,
Sherwood Neiss
d3vc.ai

Show less

1 0

View 1 Reply

Show More Comments

HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

SIGN UP → SUBMIT ORDER → FUNDS IN TRANSIT → FUNDS RECEIVED → FUNDS INVESTED

WHY STARTENGINE?

REWARDS
We want you to succeed and get the most out of your money by offering rewards and memberships!

SECURE
Your info is your info. We take pride in keeping it that way!

DIVERSE INVESTMENTS
Invest in over 200 start-ups and collectibles!

FAQS

How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

How to open a Self-Directed IRA on StartEngine?

StartEngine makes it easy to invest using your retirement funds. You can open a self-directed IRA account through StartEngine. To get started, simply visit **our IRA page** for more information and step-by-step instructions.

Already have a self-directed IRA with another provider? You can still invest on StartEngine, but please note that the process will be manual and may take longer to complete.

When will I receive my shares?

At the close of an offering, all investors whose funds have “cleared” by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of “closes” or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

More FAQs

@ 2026 All Rights Reserved

Download on the App Store

GET IT ON Google Play

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Video Script #2 - https://vimeo.com/1128885060

Hi, I'm Lois. I have purchased the uplift to help me transfer from my bed into my wheelchair and from my wheelchair into my bed. I'm a T four paraplegic complete, so I have no feeling from the chest down. I use the uplift. To transfer to save the wear and tear on my shoulders. It also keeps me from having to rely on care caregivers to get me up and lay me back down.

It has freed up my time in the day, so I'm able to enjoy myself without having to rely on other people.

My name is Calvin Morgan and I have primary progressive multiple sclerosis. This is my story about finding my uplift, so I went to their website and seen it, and I knew right then this was going to be the best thing for me to be able to transfer from my bed to the chair. And it showed you can do it in any possession.

Lay in possession. Set in position just about any way that you need to transfer. It's so to me, this has been the best thing I ever tried.

I don't think, I'll never find anything else better. Yes.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

DME INNOVATIONS, INC.

CERTIFICATE OF AMENDMENT
OF RESTATED ARTICLES OF INCORPORATION

The undersigned hereby certify as follows:

1. The undersigned are the President and Secretary, respectively, of DME Innovations, Inc., a California corporation with California Entity Number 3880482 (the "**Corporation**").

2. The first paragraph of Article III of the Restated Articles of Incorporation of the Corporation, which presently reads as follows:

> The total number of shares of all classes of stock the Corporation has authority to issue is (a) 26,067,825 shares of Common Stock of the Corporation ("***Common Stock***"), and (b) 10,000,236 shares of Preferred Stock of the Corporation ("***Preferred Stock***").
>
> Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this Restated Articles of Incorporation (the "***Restated Certificate***"), 1,378,550 shares of Preferred Stock are hereby designated "***Series Seed 2X Preferred Stock***", 4,508,077 shares of Preferred Stock are hereby designated "***Series Seed Preferred Stock***", 450,000 shares of Preferred Stock are hereby designated "***Series Seed-1 Preferred Stock***", 2,275,009 shares of Preferred Stock are hereby designated "***Series Seed-2 Preferred Stock***", and 1,388,600 shares of Preferred Stock are hereby designated "***Series Seed-3 Preferred Stock***".

shall be amended and restated in its entirety to read as follows:

> "The total number of shares of all classes of stock the Corporation has authority to issue is (a) 27,721,934 shares of Common Stock of the Corporation ("***Common Stock***"), and (b) 11,539,712 shares of Preferred Stock of the Corporation ("***Preferred Stock***").
>
> Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this Restated Articles of Incorporation (the "***Restated Certificate***"), 2,918,026 shares of Preferred Stock are hereby designated "***Series Seed 2X Preferred Stock***", 4,508,077 shares of Preferred Stock are hereby designated "***Series Seed Preferred Stock***", 450,000 shares of Preferred Stock are hereby designated "***Series Seed-1 Preferred Stock***", 2,275,009 shares of Preferred Stock are hereby designated "***Series Seed-2 Preferred Stock***", and 1,388,600 shares of Preferred Stock are hereby designated "***Series Seed-3 Preferred Stock***"."

* * * * * * * *

3. The foregoing amendment of the Restated Articles of Incorporation has been duly approved by the Board of Directors of the Corporation.

4. The foregoing amendment of the Restated Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Section 902 of the California

Corporations Code. The total number of outstanding shares of the Corporation is 10,050,000 shares of Common Stock and 10,000,236 shares of Preferred Stock. The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than 50% of all shares voting together as a single class and 50% of the Preferred Stock voting as a separate series.

[*signature page to follow*]

The undersigned further declares under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of his own knowledge.

IN WITNESS WHEREOF, the undersigned have executed this certificate this 12th day of March 2025.

Craig Misrach, President

Craig Misrach, Secretary

B3425-2552 03/13/2025 4:11 PM Received by California Secretary of State

Certificate Verification No.: 306327224 Date: 03/14/2025

(P)

DME INNOVATIONS, INC.

RESTATED ARTICLES OF INCORPORATION

The undersigned certify that:

1. They are the President and Secretary, respectively, of DME Innovations, Inc., a California corporation with California Entity Number 3880482.

2. The Articles of Incorporation of this corporation are amended and restated to read as follows:

ARTICLE I
NAME

The name of this corporation is DME Innovations, Inc.

ARTICLE II
PURPOSE

The purpose of this corporation (the "***Corporation***") is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code (the "***CCC***").

ARTICLE III
AUTHORIZED SHARES

The total number of shares of all classes of stock the Corporation has authority to issue is (a) 24,000,000 shares of Common Stock of the Corporation ("***Common Stock***"), and (b) 8,621,686 shares of Preferred Stock of the Corporation ("***Preferred Stock***").

Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this Restated Articles of Incorporation (the "***Restated Certificate***"), 4,508,077 shares of Preferred Stock are hereby designated "***Series Seed Preferred Stock***", 450,000 shares of Preferred Stock are hereby designated "***Series Seed-1 Preferred Stock***", 2,275,009 shares of Preferred Stock are hereby designated "***Series Seed-2 Preferred Stock***", and 1,388,600 shares of Preferred Stock are hereby designated "***Series Seed-3 Preferred Stock***".

A. COMMON STOCK

The following rights, powers privileges, restrictions, qualifications, and limitations apply to Common Stock.

1. **General**. The voting, dividend and liquidation rights of the holders of Common Stock are subject to and qualified by the rights, powers and privileges of the holders of Preferred Stock set forth in this Restated Certificate.

2. **Voting**. Except as otherwise required by law or this Restated Certificate, the holders of Common Stock are entitled to one (1) vote for each share of Common Stock held by such shareholder of record on the books of the Corporation for the election of directors and on all matters submitted to a vote of shareholders of the Corporation held at all meetings of shareholders (and written consents in lieu of meetings).

B. PREFERRED STOCK

The following rights, powers, privileges, restrictions, qualifications and limitations apply to Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article III refer to sections of this Part B.

1. **Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.**

1.1 Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event (as defined below), before any payment is made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its shareholders, an amount per share equal to the greater of (a) the applicable Original Issue Price (as defined below) for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately before such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event, the funds and assets available for distribution to the shareholders of the Corporation are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

1.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the shareholders will be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

1.3 Deemed Liquidation Events.

1.3.1 Definition. Each of the following events is a "***Deemed Liquidation Event***" unless the Requisite Holders (as defined below) elect otherwise by written notice received by the Corporation not less than five (5) days before the effective date of any such event:

(a) a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately before such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately before such merger or consolidation or upon conversion of any other convertible securities of the Corporation outstanding immediately before such merger or consolidation are deemed to be outstanding immediately before such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all of the assets or intellectual property of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets or intellectual property of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer, exclusive license or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.3.2 Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 will be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities will be determined in good faith by the Board of Directors (the "***Board***").

2. **Voting.**

2.1 General. Except as provided by law or this Restated Certificate, on any matter presented to the shareholders of the Corporation for their action or consideration at any meeting of shareholders of the Corporation (or by written consent of shareholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to vote together with the holders of Common Stock as a single class with respect to any and all matters presented to the shareholders of the Corporation for their action or consideration (whether at a meeting of shareholders of the Corporation, by written action of shareholders in lieu of a meeting or otherwise). Except as provided by law or this Restated Certificate, holders of Preferred Stock will vote together with the holders of Common Stock as a single class on an as-converted basis (i.e. each share of Preferred Stock shall be entitled to a number of votes equal to the number of shares of Common Stock into which such share of Preferred Stock is convertible pursuant to Section 3), will have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and will be entitled to notice of any shareholder meeting (or requests for written consent) in accordance with the bylaws of the Corporation (the "***Bylaws***").

2.2 Election of Directors. The holders of record of the Corporation's capital stock are entitled to elect directors as described in the Board Composition (as defined below). Any director elected as provided in the preceding sentence may be removed without cause by the affirmative vote of the holders of the shares of the class, classes, or series of capital stock entitled to elect the director or directors, given either at a special meeting of the shareholders duly called for that purpose or pursuant to a written consent of shareholders. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class, classes, or series entitled to elect the director constitutes a quorum for the purpose of electing the director. Subject to Section 305(c) of the CCC, any vacancy, including newly created directorships resulting from any increase in the authorized number of directors or amendment of this Restated Certificate, and vacancies created by removal or resignation of a director, may be filled by a majority of the directors then in office, or if the number of directors then in office is less than a quorum, by (1) the unanimous written consent of the directors then in office, (2) the affirmative vote of a majority of the directors then in office at a meeting held pursuant to notice or waivers of notice complying with Section 307 of the CCC, or (3) a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and qualified, unless sooner displaced; provided, however, that where such vacancy occurs among the directors elected by the holders of a class or series of stock, the holders of shares of such class or series may override the Board's action to fill such vacancy by (i) voting for their own designee to fill such vacancy at a meeting of the Corporation's shareholders, or (ii) written consent, if the consenting shareholders hold a sufficient number of shares to elect their designee at a meeting of the shareholders.

2.3 Preferred Stock Protective Provisions. At any time when at least 25% of the initially issued shares of Preferred Stock remain outstanding, the Corporation will not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Restated Certificate) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be):

(a) alter the rights, powers or privileges of the Preferred Stock set forth in the Restated Certificate or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock;

(b) increase or decrease the authorized number of shares of any class or series of capital stock;

(c) authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the articles of incorporation of the Corporation, as then in effect, that are senior to or on a parity with any series of Preferred Stock;

(d) redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement at no greater than original cost);

(e) declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock;

(f) increase or decrease the number of directors of the Corporation;

(g) liquidate, dissolve, or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 2.3.

3. **Conversion.** The holders of Preferred Stock have the following conversion rights (the "***Conversion Rights***"):

3.1 Right to Convert.

3.1.1 Conversion Ratio. Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for the series of Preferred Stock by the Conversion Price of such series of Preferred Stock in effect at the time of conversion. The "***Conversion Price***" for each series of Preferred Stock means the Original Issue Price for such series of Preferred Stock, which initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, is subject to adjustment as provided in this Restated Certificate.

3.1.2 Termination of Conversion Rights. Subject to Section 3.3.1 in the case of a Contingency Event (as defined below), in the event of a liquidation, dissolution, or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights will terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock.

3.2 Fractional Shares. No fractional shares of Common Stock will be issued upon conversion of Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation will pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion will be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

3.3 Mechanics of Conversion.

3.3.1 Notice of Conversion. To voluntarily convert shares of Preferred Stock into shares of Common Stock, a holder of Preferred Stock will surrender the certificate or certificates for the shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that the holder elects to convert all or any number of the shares of Preferred Stock represented by the certificate or certificates and, if applicable, any event on which the conversion is contingent (a "***Contingency Event***"). The conversion notice must state the holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion will be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of the certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) will be the time of conversion (the "***Conversion Time***"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate will be deemed to be outstanding of record as of such time. The Corporation will, as soon as practicable after the Conversion Time, (a) issue and deliver to the holder, or to the holder's nominees, a certificate or certificates for the number of whole shares of Common Stock issuable upon the conversion in accordance with the provisions of this Restated Certificate and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion, and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

3.3.2 Reservation of Shares. For the purpose of effecting the conversion of Preferred Stock, the Corporation will at all times while any share of Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock, that number of its duly authorized shares of Common Stock as may from time to time be sufficient to effect the conversion of all outstanding shares of Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock is not be sufficient to effect the conversion of all then-outstanding shares of Preferred Stock, the Corporation will use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as will be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite shareholder approval of any necessary amendment to this Restated Certificate. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then-par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation will take any corporate action that may be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

3.3.3 Effect of Conversion. All shares of Preferred Stock that have been surrendered for conversion as provided in this Restated Certificate will no longer be deemed to be outstanding and all rights with respect to such shares will immediately cease and terminate at the Conversion Time, except only the right of the holders of such shares to receive shares of Common Stock in exchange for such shares, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2, and to receive payment of any dividends declared but unpaid on such shares. Any shares of Preferred Stock so converted will be retired and cancelled by the Corporation and may not be reissued.

3.3.4 No Further Adjustment. Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price of the applicable series of Preferred Stock will be made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on Common Stock delivered upon conversion.

3.4 Adjustment for Stock Splits and Combinations. If the Corporation at any time or from time to time after the date on which the first share of any series of Preferred Stock is issued by the Corporation (such date referred to herein as the "***Original Issue Date***") effects a subdivision of the outstanding shares of Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately before such subdivision will be proportionately decreased so that the number of shares of Common Stock issuable upon conversion of each share of such series will be increased in proportion to the increase in the aggregate number of shares of Common Stock outstanding. If the Corporation at any time or from time to time after the Original Issue Date combines the outstanding shares of Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately before such combination will be proportionately increased so that the number of shares of Common Stock issuable upon conversion of each share of such series will be decreased in proportion to the decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3.4 becomes effective at the close of business on the date the subdivision or combination becomes effective.

3.5 Adjustment for Certain Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price of each series of Preferred Stock in effect immediately before the event will be decreased as of the time of such issuance or, if a record date has been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of the issuance or the close of business on the record date, and

(b) the denominator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of such issuance or the close of business on the record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date has been fixed and the dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price will be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price will be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment will be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of the event.

3.6 Adjustments for Other Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the Corporation will make, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution to the holders of each series of Preferred Stock in an amount equal to the amount of securities as the holders would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

3.7 Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date, Common Stock issuable upon the conversion of a series of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Preferred Stock may thereafter convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately before such recapitalization, reclassification or change.

3.8 Adjustment for Merger or Consolidation. Subject to the provisions of Section 1.3, if any consolidation or merger occurs involving the Corporation in which Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Sections 3.5, 3.6 or 3.7), then, following any such consolidation or merger, the Corporation will provide that each share of each series of Preferred Stock will thereafter be convertible, in lieu of Common Stock into which it was convertible before the event, into the kind and amount of securities, cash, or other property which a holder of the number of shares of Common Stock issuable upon conversion of one share of such series of Preferred Stock immediately before the consolidation or merger would have been entitled to receive pursuant to the transaction; and, in such case, the Corporation will make appropriate adjustment (as determined in good faith by the Board) in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Preferred Stock) will thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

3.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 3, the Corporation at its expense will, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms of this Restated Certificate and furnish to each holder of such series of Preferred Stock a certificate setting forth the adjustment or readjustment (including the kind and amount of securities, cash, or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation will, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash, or property which then would be received upon the conversion of such series of Preferred Stock.

3.10 Mandatory Conversion. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent, the "***Mandatory Conversion Time***"), (i) all outstanding shares of Preferred Stock will automatically convert into shares of Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.11 Procedural Requirements. The Corporation will notify in writing all holders of record of shares of Preferred Stock of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 3.10. Unless otherwise provided in this Restated Certificate, the notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of the notice, each holder of shares of Preferred Stock will surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and will thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates surrendered for conversion will be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to Preferred Stock converted pursuant to Section 3.10, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or before such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.11. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation will issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of whole shares of Common Stock issuable upon such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted shares of Preferred Stock will be retired and cancelled and may not be reissued as shares of such series.

4. **Dividends.** The Corporation will declare all dividends pro rata on Common Stock and Preferred Stock on a *pari passu* basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3.

5. **Redeemed or Otherwise Acquired Shares.** Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately cancelled and retired and will not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following any such redemption.

6. **Waiver.** Except as required by law, any of the rights, powers, privileges and other terms of Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the Requisite Holders.

7. **Notice of Record Date.** In the event:

(a) the Corporation takes a record of the holders of Common Stock (or other capital stock or securities at the time issuable upon conversion of Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security;

(b) of any capital reorganization of the Corporation, any reclassification of Common Stock, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary liquidation, dissolution or winding up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of Preferred Stock a written notice specifying, as the case may be, (i) the record date for such dividend, distribution, or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of Preferred Stock) will be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding up, and the amount per share and character of such exchange applicable to Preferred Stock and Common Stock. The Corporation will send the notice no less than 10 days before the earlier of the record date or effective date for the event specified in the notice.

8. __Notices.__ Except as required by law or otherwise provided herein, any notice required or permitted by the provisions of this Article III to be given to a holder of shares of Preferred Stock must be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the CCC, and will be deemed sent upon such mailing or electronic transmission.

ARTICLE IV
PREEMPTIVE RIGHTS

No shareholder has a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and the shareholder.

ARTICLE V: STOCK REPURCHASES.

In accordance with Section 500 of the CCC, a distribution can be made without regard to any preferential dividends arrears amount (as defined in Section 500 of the CCC) or any preferential rights amount (as defined in Section 500 of the CCC) in connection with (i) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchases of Common Stock or Preferred Stock in connection with the settlement of disputes with any shareholder, or (iv) any other repurchase or redemption of Common Stock or Preferred Stock approved by the holders of Preferred Stock.

ARTICLE VI
BYLAW PROVISIONS

A. AMENDMENT OF BYLAWS. Except as provided in Section 212 of the CCC and subject to any additional vote required by this Restated Certificate or the Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

B. NUMBER OF DIRECTORS. Subject to any additional vote required by this Restated Certificate, the number of directors of the Corporation will be determined in the manner set forth in the Bylaws.

C. BALLOT. Elections for directors need not be by ballot unless a shareholder demands election by ballot at the meeting and before the voting begins or unless the Bylaws so require.

D. MEETINGS AND BOOKS. Meetings of shareholders may be held within or without the State of California, as the Bylaws may provide. The books of the Corporation may be kept outside the State of California at such place or places as may be designated from time to time by the Board or in the Bylaws.

ARTICLE VII
DIRECTOR LIABILITY

A. LIMITATION. The liability of the directors of the Corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

B. INDEMNIFICATION. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) agents of the Corporation (as defined in Section 317 of the CCC) through Bylaw provisions, agreements with such agents, vote of shareholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 317 the CCC (subject only to the applicable limits set forth in Section 204 of the CCC with respect to actions for breach of duty to the Corporation and its shareholders).

C. MODIFICATION. Any amendment, repeal or modification of the foregoing provisions of this Article VII will not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE VIII
CORPORATE OPPORTUNITIES

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. An "***Excluded Opportunity***" means any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any affiliate, partner, member, director, shareholder, employee, agent or other related person of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (a "***Covered Person***"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

ARTICLE IX
DEFINITIONS

As used in this Restated Certificate, the following terms have the meanings set forth below:

"***Board Composition***" means that that for so long as at least 25% percent of the initially issued shares of Preferred Stock remain outstanding, the holders of record of the shares of Preferred Stock exclusively and as a separate class, will be entitled to elect one (1) director of the Corporation (the "***Preferred Director***"), the holders of record of the shares of Common Stock, exclusively and as a separate class, will be entitled to elect two (2) directors of the Corporation (the "***Common Directors***"), and the holders of record of the shares of Common Stock and Preferred Stock, voting together as a separate class, on an as-converted basis, will be entitled to elect two (2) directors of the Corporation (the "***Mutual Directors***"). For administrative convenience, the initial Preferred Director may be appointed by the Board in connection with the approval of the initial issuance of Preferred Stock without a separate action by the holders of a majority of Preferred Stock.

"***Capitalization Change***" means any stock splits, stock dividends, combinations, recapitalizations or the like with respect to capital stock. Any references in this Restated Certificate to any number will be deemed to be appropriately adjusted for any Capitalization Changes.

"***Original Issue Price***" means $0.7254 per share for Series Seed Preferred Stock, $0.20 per share for Series Seed-1 Preferred Stock, $0.5204 per share for Series Seed-2 Preferred Stock, and $0.5803 per share for Series Seed-3 Preferred Stock, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable series of Preferred Stock.

"***Requisite Holders***" means the holders of a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis).

3. The foregoing amendment and restatement of Articles of Incorporation has been duly approved by the Board of Directors.

4. The foregoing amendment and restatement of Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Section 902 of the California Corporations Code. The total number of outstanding shares of the Corporation is 10,050,000 shares of Common Stock. The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than 50%.

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

Date: July 12, 2022

By: [signature]
Name: Craig Mismck
Title: President

By: Anton Simson
Name: Anton Simson
Title: Secretary